

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA




05009587

Paris, June 24 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated June 24, 2005:

- Valeo takes majority stake in its Thailand joint ventures.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71



Communiqué de presse
Press release

05.19

Valeo takes majority stake in its Thailand joint ventures

Paris, France, June 24, 2005 - Valeo today announced that it has signed an agreement to acquire an additional 35.9% of the capital of the joint ventures Siam Zexel Co., Ltd and Zexel Sales Thailand Co., Ltd. in Thailand to bring its ownership to 74.9 % of the capital and voting rights of these companies.
Valeo is acquiring all the shares held by Tri Petch Isuzu Sales Co., Ltd (10 %) as well as 25.9 % of the shares of Siam Co., Ltd.

These two companies are part of the Valeo Climate Control Branch which develops, manufactures and sells systems for heating, ventilation and air conditioning.

This market is expected to grow for all types of vehicle. Carmakers and drivers are increasingly interested by such systems which improve the quality of the air in the vehicle and are energy-efficient.

With this operation, Valeo Climate Control, which is one of the worldwide leaders in this business, is strengthening its presence in Asia.

The transaction is subject to regulatory approvals and will be completed from the third quarter of 2005. Acquired companies will be fully consolidated at the closing date.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 132 plants, 66 R&D centers, 9 distribution centers and employs 69,500 people in 27 countries worldwide.

For further information, please contact:
Kate Philipps, + 33 1 40 55 20 65
Rémy Dumoulin, + 33 1 40 55 29 30



U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, June 16, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated Junel 16, 2005, concerning the Success of Valeo's Public Tender Offer.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris



Communiqué de presse
Press release

05.18

Success of Valeo's Public Tender Offer

Paris, France, June 16, 2005 – Valeo shareholders tendered a total of 66.4 million shares (80% of the outstanding shares excluding treasury stock) for the public tender offer open between 6 May and 3 June for up to 6,250,000 of Valeo's ordinary shares at a price of €40 per share (ex-dividend).

24.7 million shares were tendered to the public tender offer to repurchase shares (37% of the total) and 41.7 million shares to the simplified public tender offer (63% of the total). Given the demand, the service rate reached 9.42%.

In accordance with the calendar issued by Euronext on 16 June, settlement and delivery operations will be undertaken from 21 June and all the repurchased shares will be cancelled at the latest on 1 July following the confirmation of the capital reduction to be decided by the Board of Directors on 20 June. The adjusted conversion ratios for the OCEANE will be published by Euronext and in the press on 24 June, 2005.

The Public Tender Offer, decided by the Board of Directors on 7 March 2005, contributes to the improvement of the return to Valeo shareholders. It is in line with the company's strategy to accelerate organic growth and to pursue targeted acquisitions.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 132 plants, 66 R&D centers, 9 distribution centers and employs 69,500 people in 27 countries worldwide.

For further information, please contact:
Kate Philipps, + 33 1 40 55 20 65
Rémy Dumoulin, + 33 1 40 55 29 30